Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 14, 2017

MarketWatch

Opinion: How to survive the 2017 currency crisis

By Jeff Reeves

Published: Feb 11, 2017 2:11 p.m. ET

A new trade: Dollar-hedged gold

Currency-hedged equity funds are making a comeback. But what if you’re looking for diversification into another asset class?

State Street Global Advisors, the brand behind the popular SPDR family of ETFs including the bullion-backed SPDR Gold Trust GLD, -0.14% recently launched the first dollar-hedged gold fund listed in the U.S. This new ETF, the SPDR Long Dollar Gold Trust GLDW, +0.03%, is meant to fight the impact of a strong dollar, which can hold back prices of commodities like gold.

Consider that while gold prices fell about 5% from the end of 2013 through the end of 2016, from roughly $1,200 to a little under $1,150, State Street claims that “when the effect of a strengthening USD is removed, gold priced in non-US currencies, such as the euro, increased from €873/oz to €1,096/oz, a 25% increase.”

Admittedly, that’s this fund’s marketing department cherry-picking a period of tremendous gains for the U.S. dollar vs. a headline loss for gold. But it does illustrate the potential.

To say there is market uncertainty in 2017 is a gross understatement. As a result, we’ve seen a pretty nice rally for gold in the last several weeks, with the precious metal up about 10% from its December lows. Untethering that gold trade from the impact of a strong dollar could be very profitable, then.

The big question, however, is whether we will see follow-through on policies that will bolster the already impressive greenback even further. With the dollar near 14-year highs against the euro, how much stronger can it really get? Will any stimulus efforts by a Republican Congress offset any gains in the U.S. currency caused by Federal Reserve tightening? And will additional interest-rate increases happen at all?

As I said, there’s a lot of uncertainty. But if you want to play a strong dollar and the resurgence of gold, the new GLDW fund provides an interesting tool for your investing toolbox.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.